UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 4)
______________________
GENTIUM S.P.A.
(Name of Subject Company)
______________________
GENTIUM S.P.A.
(Names of Persons Filing Statement)
______________________
Ordinary Shares, no par value
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)
______________________

37250B922 (Ordinary Shares, which are not traded on U.S. markets)
37250B104 (American Depositary Shares)
(CUSIP Number of Class of Securities)
______________________
Dr. Khalid Islam
Chairman & Chief Executive Officer
Gentium S.p.A.
Piazza XX Settembre 2
22079 Villa Guardia (CO), Italy
+39 031 537 3200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
______________________
With copies to:

Lorenzo A. Corte, Esq. Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street, Canary Wharf London, E14 5DS, England +44 20 7519 7000

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on December 24, 2013, as amended by those certain Amendment No. 1, Amendment No. 2 and Amendment No. 3 filed with the SEC on January 10, 2014, January 17, 2014, and January 22, 2014, respectively (as amended, the "Statement"), by Gentium S.p.A., a società per azioni organized under the laws of the Republic of Italy (the "Company"). The Statement relates to a tender offer by Jazz Pharmaceuticals Italy S.p.A. ("Purchaser"), a società per azioni organized under the laws of the Republic of Italy and a wholly owned subsidiary of Jazz Pharmaceuticals Public Limited Company, a public limited company formed under the laws of Ireland ("Parent"), to purchase all of the outstanding ordinary shares, no par value, of the Company (the "Common Stock"), and the American Depositary Shares, each representing one share of Common Stock (the "ADSs" and, together with the Common Stock, the "Company Shares") at a purchase price of $57.00 per Company Share (without duplication for shares of Common Stock underlying ADSs), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2013 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Share Form of Acceptance (the "Share Form of Acceptance") and the ADS Letter of Transmittal (together with the Offer to Purchase and the Share Form of Acceptance, each as may be amended or supplemented from time to time, collectively constitute the "Offer") contained in the Tender Offer Statement on Schedule TO, dated December 23, 2013 (as amended or supplemented from time to time, the "Schedule TO") filed by Parent and Purchaser with the SEC on December 23, 2013.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

ITEM 8.   ADDITIONAL INFORMATION.

Item 8 of the Statement is hereby amended and supplemented by adding the following at the end of Item 8:

"Subsequent Offering Period.

At 12:00 midnight, New York time, on the evening of January 22, 2014 (the "Expiration Date"), the initial offering period for the Offer expired as scheduled. As of the Expiration Date, a total of 4,570,991 shares of Common Stock and 7,673,165 ADSs had been properly tendered and not withdrawn pursuant to the Offer, which properly tendered shares of Common Stock and ADSs represent approximately seventy-nine percent (79%) of the outstanding Company Shares, and sixty-nine percent (69%) of the fully diluted Company Shares. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all shares of Common Stock and ADSs properly tendered and not validly withdrawn pursuant to the Offer.

Furthermore, 1,345,023 additional ADSs have been tendered under the guaranteed delivery procedures described in the Offer, which, together with the shares of Common Stock and ADSs tendered as of the Expiration Date, represent approximately eighty-seven percent (87%) of the total outstanding Company Shares, and seventy-seven percent (77%) of the fully diluted Company Shares.

Pursuant to the Tender Offer Agreement and in accordance with Rule 14d-11 of the Exchange Act, Purchaser has commenced a subsequent offering period of the Offer for all remaining shares of Common Stock and ADSs (the "Subsequent Offering Period"). The Subsequent Offering Period will expire at 12:00 midnight, New York time, on the evening of February 20, 2014, unless extended. All shares of Common Stock and ADSs properly tendered during the Subsequent Offering Period will be accepted for payment, and tendering holders will thereafter promptly be paid the same Offer Price of $57.00 per Company Share (without duplication for shares of Common Stock underlying ADSs), as applicable, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase. The procedures for accepting the Offer and tendering shares of Common Stock and ADSs during the Subsequent Offering Period are the same as those applicable to the initial offering period as described in the Offer to Purchase, except that shares of Common Stock and ADSs properly tendered during the Subsequent Offering Period may not be withdrawn.

The press release issued by Parent announcing the foregoing is filed as Exhibit (a)(5)(J) to the Statement and is incorporated by reference herein."

ITEM 9.   EXHIBITS.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(H)	Report to Shareholders (incorporated by reference to Exhibit 2 to the amendment to the report on Form 6-K, previously filed with the SEC on January 23, 2014).

(a)(5)(J)	Press Release issued by Parent, dated January 23, 2014 (incorporated by reference to Exhibit (a)(5)(N) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GENTIUM S.P.A.

By:	/s/ Salvatore Calabrese
Name:	Salvatore Calabrese
Title:	Chief Financial Officer and Chief Operating Officer

Dated: January 23, 2014